Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-254885

September 2, 2021

PROSPECTUS SUPPLEMENT NO. 5

ARRIVAL

20,112,493 ORDINARY SHARES and

573,798,878 ORDINARY SHARES

This prospectus supplement amends the prospectus dated June 17, 2021, as supplemented on June 21, 2021, July 1, 2021, July 23, 2021 and September 2, 2021 (the “Prospectus”) of Arrival, a joint stock company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (the “Company”), that relates to the (i) issuance of up to 20,112,493 ordinary shares with a nominal value of €0.10 of the Company (the “Ordinary Shares”) that may be issued upon exercise of warrants to purchase Ordinary Shares at an exercise price of $11.50 per Ordinary Share and (ii) resale of up to 573,798,878 Ordinary Shares by the Selling Securityholders (as defined in the Prospectus) identified in the Prospectus, as amended and supplemented from time to time.

This prospectus supplement is being filed to include the information set forth in our Report on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2021, which is set forth below. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.

The Ordinary Shares are listed on the Nasdaq Stock Market (the “Nasdaq”) under the ticker symbol “ARVL.” The closing sale price on the Nasdaq for the Ordinary Shares on September 1, 2021 was $12.14 per share.

Investing in the Ordinary Shares involves risks. See “Risk Factors” beginning on page 11 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 5 is September 2, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-40286

Arrival

(Translation of registrant’s name into English)

1, rue Peternelchen

L-2370 Howald,

Grand Duchy of Luxembourg

+352 621 266 815

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 12, 2021, Arrival issued a press release announcing the appointment of John Wozniak as Chief Financial Officer of Arrival, effective August 23, 2021. The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Exhibit List

Exhibit No.	Description

99.1	Press Release issued by Arrival on August 12, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 13, 2021	ARRIVAL

	By	/s/ Denis Sverdlov
	Name:	Denis Sverdlov
	Title:	Chief Executive Officer

Exhibit 99.1

Arrival Announces John Wozniak as Chief Financial Officer

Luxembourg, August 12, 2021 / Businesswire / - Arrival (NASDAQ: ARVL), pioneer of a unique new method of design and production of affordable electric vehicles (EVs) by local Microfactories, today announced it has appointed John Wozniak, former CVP of Finance Operations for Motorola Solutions, as Chief Financial Officer, effective August 23, 2021. John will be based out of the US and brings to Arrival extensive experience in corporate financial accounting, capital markets, and leading strategies in complex, global and growing businesses.

John will succeed Tim Holbrow, Arrival’s interim CFO, who will be continuing in a senior leadership finance role as SVP Strategic Finance. John will be responsible for leading Arrival’s finance organization and support Arrival’s expansion globally.

“I am thrilled to welcome John Wozniak to the Arrival team. While in a deputy CFO capacity, John previously led the core finance functions of a large scale public company, and has played a key role through its transformation and growth. His extensive track record is a strong fit for Arrival. We are very excited to have John join the team as we execute on our strategy to revolutionize the electric vehicle space,” said Denis Sverdlov, CEO and founder of Arrival. “I would also like to thank Tim Holbrow for his expertise and hard work during our transition from a private to public company. Tim’s contribution to date has been invaluable and he will continue to play an integral senior role focussed on strategic finance and growth activities.”

“This is a tremendous time to join Arrival,” said John Wozniak. “I believe the Company’s unique method and technologies will have a huge impact in accelerating the transition to zero-emissions vehicles globally. I look forward to being a part of this talented leadership team, and contributing to the Company’s unique mission and momentum.”

John brings over 25 years of experience in financial operations and public accounting, including extensive leadership experience from his 18-year tenure at Motorola Solutions. At Motorola, John most recently served as Corporate Vice President, Finance Operations and served for eight years as its Chief Accounting Officer. Through his tenure, he played a key role in Motorola’s transition from the legacy $40+ billion revenue company with seven divisions to the more profitable and agile $8 billion Motorola Solutions business of today that serves 100,000 customers in 100+ countries. Prior to Motorola Solutions, John worked in both the Audit Practice and National Office of Arthur Andersen.

About Arrival

Arrival was founded in 2015 with a mission to make air clean by replacing all vehicles with affordable electric solutions—produced by local Microfactories. Six years and over 2,000 people later, we are leading the transition to EVs globally by creating products that are zero-emission, more desirable, more sustainable and more equitable than ever before.

Our in-house technologies enable our radical new method of design and production using rapidly-scalable, local Microfactories around the world. This method facilitates cities and governments in achieving their sustainability goals whilst also supercharging their communities. We are a technology company, a product company, a supply chain company, an automotive company, a mobility company, a fintech company and a service company—all rolled into one with a shared goal of true sustainability. This vertically integrated business model is how we can have the radical impact our world needs today. Arrival (NASDAQ: ARVL) is a joint stock company governed by Luxembourg.

Media Contacts

For Arrival

Media

pr@arrival.com

Investors

ir@arrival.com